UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-09023

(Check One):

[  ] Form 10-K and Form 10-KSB      [  ] Form 11-K
[  ] Form 20-F    [X] Form 10-Q and Form 10-QSB      [  ] Form N-SAR

For Period Ended:  September 30, 2001

[  ]     Transition Report on Form 10-K and Form 10-KSB
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q and Form 10-KSB
[  ]     Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________


     Read Attached Instructions Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:     Comdial Corporation
                             ---------------------------------------------------

Former Name if Applicable:  N/A
                            ----------------------------------------------------

Address of Principal Executive Office (Street and Number):  106 Cattlemen Road
                                                            --------------------

City, State and Zip Code: Sarasota, Florida 34232
                          ------------------------------------------------------
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)       The subject annual report,  semi-annual  report,  transition report on Form 10-K,  Form  10-KSB,  Form 20-F,  11-K,  Form
                    N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                    10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         As previously reported, the Company is in default under its credit facility with Bank of America. The Company is currently in discussions to amend the provisions of its credit facility with Bank of America, including the financial covenants contained therein. The Company has hired Raymond James
Financial to assist with the foregoing debt restructuring. However, these negotiations remain ongoing. As a result, and because the Company's senior officers and other personnel have been required to devote substantial time and attention to these matters, the Company has been unable to complete the preparation of its Form 10-Q for the quarter ended September 30, 2001 in a timely manner. However, the Company intends to file its Form 10-Q by Monday, November 19, 2001 in compliance with Rule 12b-25.

         Some of the statements contained in Part III and VI of this Form 12b-25 are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the Company's ability to prevent continued losses, the impact of competitive products, product demand and market acceptance risks, market fluctuations caused by general economic conditions, the successful outsourcing of manufacturing, the successful execution of the Company's restructuring plan, obtaining a waiver of the debt covenant violation and renegotiation of applicable bank covenants, successful renegotiation of new financings to replace current financings, fluctuations in operating results, delays in development of highly complex products, and other risks detailed from time to time in Comdial's filings with the Securities and Exchange Commission. These risks could cause Comdial's actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Comdial. Comdial undertakes no obligation to publicly update or revise these forward-looking statements.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Paul K. Suijk                          (941) 922-3800
--------------------------------------------------------------------------------
           (Name)                        (Area Code) (Telephone Number)

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

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [  ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that its results of operation for the three months ended September 30, 2001 will significantly change from the corresponding period last year due to several factors including the Company's restructuring plan (the "Restructuring Plan"), as well as the financial restatements recently undertaken by the Company, all as discussed in greater detail below:

         As previously reported, due to declining market conditions, unfavorable economic factors, uncompetitive product costs, and excess inventory levels, the Board of Directors and management deemed it necessary to develop a plan to restructure the Company. This Restructuring Plan was approved by the Board of Directors, and implementation commenced during the fourth quarter of 2000. Significant terms of the Restructuring Plan include refinancing the Company's credit facilities, outsourcing its manufacturing operations, reducing its workforce, selling its headquarters and manufacturing facility, which was completed in March 2001, and streamlining the products offered by the Company.

         While a reasonable estimate of the Company's results for the current period cannot be made at this time due, in part, to the reasons referenced in
Part III above, the Company anticipates that its gross profits for the nine months ended September 30, 2001 will increase compared to the same period last year primarily due to the savings generated from the Company's redefined product line as well as cost savings achieved in connection with the implementation of the Restructuring Plan, including the Company's outsourcing and the significant reduction in indirect expenses related to manufacturing operations. The Company further expects that selling, general and administrative expenses for the nine months ended September 30, 2001 will decrease compared to the same period last year as a result of the Company's downsizing of its work force and the relocation of its headquarters and operations to the facility in Sarasota. In addition, the Company expects that its net loss for this quarter will decrease compared to the same quarter last year primarily due to the increased product margins and lower selling, general and administrative expenses for this quarter.

         In addition, subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 1999, management determined that the 1992 Incentive Stock Option Plan, which had been previously accounted for as a fixed plan had certain features, or lack of features, that caused the Option Plan to be a variable plan. As a result, the consolidated financial statements as of and for the three and nine months ended October 1 ,2000, were restated from amounts previously reported to account for the stock option plan as a variable plan. All of these restated results, including the quarter ended October 1, 2000, were disclosed in the Company's filing on Form 10-K for the year ended December 31, 2000.

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

                               Comdial Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 14, 2001                    /S/ Paul K. Suijk
                                        --------------------------------------
                                        By: Paul K. Suijk
                                        Title:  Senior Vice President and Chief
                                                Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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